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                                                                  EXHIBIT (a)(6)

                       [LETTERHEAD OF ZERO CORPORATION]

                                                                February 1, 1996

To the Stockholders of ZERO Corporation:

  ZERO Corporation ("ZERO"), and one of its wholly owned subsidiaries (the "Subsidiary"), are making an offer (the "Offer") to all ZERO Stockholders to purchase up to 4,000,000 shares of the Common Stock of ZERO at prices not greater than $18.00 nor less than $15.75 per share in a procedure known as a "Dutch Auction." The technical details of the Offer are set forth in the enclosed Offer to Purchase and Letter of Transmittal.

  The important components of the Offer and the related actions being taken by ZERO include:

    1. The Offer to purchase up to 4,000,000 shares;

    2. The intended reduction of ZERO's annual cash dividend rate from its current $.44 per share to $.12 per share, effective upon ZERO's April 1996 quarterly dividend declaration;

    3. The use of ZERO's cash and cash derived from the sale of short term investments, as well as borrowing by the Subsidiary under a new $50 million unsecured loan with a proposed maturity of 15 years and an interest rate expected to be approximately 7% per annum, to acquire the shares to be purchased pursuant to the Offer;

    4. The establishment of a new $20 million loan facility which would be available to ZERO, upon satisfaction of certain conditions, to make acquisitions of businesses; and

    5. The establishment of a new two year $20 million revolving credit facility which would be available for working capital and general corporate purposes.

  The Offer provides you the opportunity to either (1) sell all or a portion of your shares without the usual transaction costs associated with open market sales or (2) retain your shares by taking no action with respect to the Offer. If all 4,000,000 shares are purchased, the outstanding shares of Common Stock will be reduced by approximately 25%.

  Why is ZERO making the Offer?

  . For the period from December 31, 1990 through December 31, 1995, ZERO's cash and short term investments ranged from a low of approximately $20.1 million to a high of approximately $39.0 million.

  . As ZERO has been active in making acquisitions of businesses over the years, we determined that it was important to maintain both the safety and liquidity of these funds so that they would be available for immediate use for acquisitions, even though our return on investment of these funds was less than the return achieved from our operations.

  . At the current time, ZERO is not engaged in serious discussions for larger acquisitions that might require use of these cash balances.

  . Furthermore, the current low interest rates make borrowing at this time attractive.

  . ZERO's cash flow generating abilities, together with the $20 million loan facility for acquisitions and the reduction of the dividend rate will permit ZERO to remain active in pursuing acquisitions of complementary businesses.
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  .  ZERO has three priorities for the cash it has been accumulating: (1) to maintain ZERO's technological leadership in the electronics marketplace,
     (2) to acquire complementary businesses, and (3) to buy back ZERO's own stock.

  . ZERO has addressed the first of its three priorities by completing construction of new plants in England and Minnesota, building a new plant in New Jersey and making significant upgrades in several other businesses through direct investment in equipment, tools and machinery.

  . ZERO believes that its stock is undervalued and that the repurchase of its stock is the best investment available to ZERO at this time.

  For all of these reasons, ZERO and its Board of Directors believe that the Offer is in the best interests of ZERO and its stockholders and that it will enhance stockholder value both in the short and long term.

  NEITHER ZERO NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER WHETHER TO TENDER ALL OR ANY SHARES. NEITHER I NOR ANY OTHER DIRECTOR OR EXECUTIVE OFFICER OF ZERO INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

  Please note that the Offer is scheduled to expire at 12:00 midnight, New York City time, on THURSDAY, FEBRUARY 29, 1996, unless extended. Please read the enclosed Offer to Purchase and Letter of Transmittal carefully before making any decision on the Offer. Questions regarding the Offer should be directed to Morrow & Co., the Information Agent, at (800) 662-5200 (toll-free), or to PaineWebber Incorporated, the Dealer Manager, at (800) 526-8910 (toll-free).

                                          Sincerely,

                                          /s/ Wilford D. Godbold, Jr.

                                          Wilford D. Godbold, Jr.
                                          President and Chief Executive Officer

Enclosure